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SE 17005587

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2017

Washington DC

SEC FILE NUMBER
8- 69456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fall Line Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway South
(No. and Street)

Darien (City) Connecticut (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Ruhlin (203) 424-2256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Peter E. Ruhlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fall Line Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Financial Officer

Title

Notary Public

BIRGIT M. STUEBER
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 4/30/2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FallLine Securities LLC
Darien, Connecticut

We have audited the accompanying statement of financial condition of FallLine Securities LLC as of December 31, 2016. This statement of financial condition is the responsibility of FallLine Securities LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FallLine Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 22, 2017

FALLLINE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 293,507
Deposit with clearing organization	100,011
Due from affiliate	1,531
Computer equipment, at cost, less accumulated depreciation of $7,812	10,357
Security deposit	40,000
Prepaid expenses	3,373
Total Assets	$ 448,779

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 108,163
Accrued rent expense	84,753
Total Liabilities	192,916
Member's equity	255,863
Total Liabilities and Member's Equity	$ 448,779

The accompanying notes are an integral part of this financial statement.

FALLLINE SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

1. **Organization and Nature of Business:**

FallLine Securities LLC (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company is also subject to oversight by the Securities and Business Investments Division of the Office of the Banking Commissioner of the State of Connecticut. The Company is a single member Delaware limited liability company, registered to do business as a foreign limited liability company in the State of Connecticut. The Company is a wholly-owned subsidiary of FallLine Group LLC ("FallLine Group"). The Company's business plan is to enable private wealth advisors servicing ultra-high net worth clients to launch and build independent hybrid registered investment adviser businesses by providing transition services, an integrated technology and services platform, third-party investment products and introducing broker-dealer capabilities to those businesses. There can be no assurance that the Company will be able to execute its business plan.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. **Significant Accounting Policies:**

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recorded when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains accounts with commercial banks and at times such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits. The cash balances in excess of the FDIC limit of $250,000 was $43,507 as of December 31, 2016.

2. Significant Accounting Policies (continued):

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which is five years.

3. Office Lease:

The Company leases office space in Darien, Connecticut. In September 2015, the Company signed a five-year lease for office space, commencing October 1, 2015 and expiring March 31, 2021. The Company recognizes accrued rent on a straight-line basis computed by dividing the total rent to be paid over the lease term by the number of months in the lease arrangement. Application of the straight-line basis resulted in an accrued rent amount of $84,753 as of December 31, 2016. The lease required a security deposit of $40,000 and prepayment of the first month's rent of $9,961, and that the payment of rent commenced on April 1, 2016. The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.

4. Related Party Transactions:

The Company is a wholly-owned subsidiary of FallLine Group, and has been funded to date by capital contributions made by FallLine Group. FallLine Group's members include FallLine Group Holdings Corp. ("Holdings"), persons who are also shareholders of Holdings and a person employed by the Company. The receivable from affiliate at December 31, 2016 totaled $1,531, and consists of certain expenses incurred by FallLine Group and paid by the Company. The Company maintains an expense sharing agreement with FallLine Group (the "Expense Sharing Agreement" or the "Agreement"). The Expense Sharing Agreement states that, during the term of the Agreement, the Company will permit FallLine Group to use office space, furnishings and office equipment located at the Company's offices in Darien, Connecticut, and the Company will pay for all services in the offices. The Agreement further provides that FallLine Group will pay the Company for use of office space (e.g., rent and utilities) and any contracted services (e.g., accounting/bookkeeping) based on a percentage of cost methodology calculated in accordance with a fee schedule attached to the Agreement. Allocations are made on a rational basis as follows: (i) rent and utilities usage is based on a reasonable allocation of square footage occupied by FallLine Group and the Company; and (ii) accounting/bookkeeping is estimated and is based on a projected reasonable allocation of time spent by the third-party performing those services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate FallLine Group for any or all costs that FallLine Group has paid on behalf of the Company. As of December 31, 2016, there were no expenses incurred by FallLine Group allocable to the Company.

5. Receivable from Clearing Organization:

The amount receivable from the Company's clearing organization at December 31, 2016 is the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transaction on a fully disclosed basis. For the year ended December 31, 2016, the Company did not have any customer accounts or transaction activity.

6. Indemnification:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company may also indemnify some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and had not recorded any contingent liability in the financial statements for these indemnifications.

FALLLINE SECURITIES LLC

Report of Independent Registered Public Accounting Firm
Regarding Management Statement of Compliance with
the Exemptive Provisions of SEC Rule 15c3-3
For the Year Ended December 31, 2016

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FallLine Securities LLC
Darien, Connecticut

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) FallLine Securities LLC identified the following provisions of 17 C.F.R.15c3-3(k) under which FallLine Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provision") and (2) FallLine Securities LLC stated that FallLine Securities LLC met the identified exemption provision throughout the year ended December 31, 2016 without exception. FallLine Securities LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FallLine Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 22, 2017

FallLine Securities LLC

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

FallLine Securities LLC (the "Company") is a registered broker-dealer subject to Section 17a-5 of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 17a-5 of the Exchange Act promulgated by the Securities and Exchange Commission (See 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company received approval from the Financial Industry Regulatory Authority to commence business operations on July 20, 2015. This Exemption Report was prepared as required by Section 17a-5 of the Exchange Act and Rule 17a-5(d)(1) and (4) thereunder. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the year ended December 31, 2016; and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2016 without exception.

FallLine Securities LLC

I, Peter E. Ruhlin, a duly authorized officer of the Company, swear and affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct on and as of the date set forth below.

By: ______________________
Peter E. Ruhlin
President and Chief Financial Officer

February 22, 2017